Direct Dial: 216.348.5411

E-mail: mmeaney@mcdonaldhopkins.com

April 21, 2005

Mr. Christian Sandoe

Securities and Exchange Commission

Washington, DC  20549

Re:

Ancora Trust

Amendment to Registration Statement Pursuant to Rule 485(a)

File Nos. 333-108196 and 811-21418

Dear Mr. Sandoe:

This letter will respond to your telephone comments of April 18, 2005.

PROSPECTUS

Objectives, Strategies and Risks

In the first paragraph under “Ancora Income Fund,” the last sentence will be rephrased as follows:

The Fund will invest only in securities of companies with market capitalizations of more than $500 million, except that the Fund may invest in closed-end funds with market capitalizations of less than that amount.

For each of the Funds, the paragraph captioned “Portfolio Turnover” will be revised by stating that high portfolio turnover “may have an adverse impact on Fund performance.”

For each of the Funds, the second paragraph under “Performance” will be revised to add the words “(before and after taxes).”

Under “Ancora Special Opportunity Fund,” the last sentence of the second paragraph will add the words “(that is, with market capitalizations of less than $2 billion).”  Also under “Ancora Special Opportunity Fund,” under “Principal Risks,” the references to “small companies” will be changed to “small and micro cap companies.”

Under “Ancora Bancshares,” in the paragraphs captioned “Risks of Concentration” and “Financial Services Industry,” the term “financial services industry” will be changed to “financial services sector and in particular the banking industry.”

Also under “Ancora Bancshares,” in the paragraph captioned “Banking Industry,” the opening words “To the extent” will be changed to the word “Because.”

Investment Advisor

The first paragraph will be expanded to recite the experience of the Advisor, as follows:

Since the Funds’ inception in January 2004, each Fund has retained as its investment advisor Ancora Advisors LLC (the “Advisor”), One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122, an investment advisor established in 2003.  Since 2003, the Advisor has managed investments for individually managed accounts comprised of high net worth individuals, pension and profit sharing plans, charitable organizations and businesses, and has acted as sub-advisor for two mutual funds not affiliated with the Ancora Funds.  The Advisor also has been the advisor to a hedge fund since July 2004.

Portfolio Managers

The length of service of each portfolio manager will be stated.  In addition, the respective roles of Richard A. Barone and Robert N. Barone as co-portfolio managers of Ancora Bancshares is explained, as follows:

Robert N. Barone’s role as co-portfolio manager of Ancora Bancshares is to perform primary research on financial institutions and to recommend investments for the Fund.  Richard A. Barone’s role as co-portfolio manager is to review the research and recommendations and to make the final decisions as to which securities should be invested in and as to the timing of purchases and sales.

Pricing Fund Shares

In the fourth sentence, the words “the Fund may use fair value” will be changed to “the Fund will use fair value.”

Abusive Trading Practices

The second sentence will be changed from “The Funds may reject purchases …” to “The Funds will reject purchases ….”  In response to your other comment on this paragraph, there are no exceptions to this policy.

Distribution Arrangements

In the second paragraph under “Distribution (12b-1) and Service Fees,” we will add the words “and may cost you more than other types of sales charges.”

Privacy Policy

We will delete the footnote indicating that the Privacy Policy is not part of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Funds

In the table “Interested Trustees,” we will add a statement that Mr. Barone has been manager of the Funds since January 2004.

In the table “Non-Interested Trustees,” we will add the words “since 1999” relating to Mr. Lerner’s experience as consultant.

Investment Advisory and Other Services

In the ninth paragraph, we will revise the second sentence to read as follows:

This chart showed that the 1.0% management fee charged to the Funds other than Ancora Bancshares is below the median fee paid by other comparably sized funds, and the 1.5% fee charged to Ancora Bancshares is approximately the median fee paid by comparably sized funds.

Portfolio Managers

In each footnote, we will indicate that the non-performance based accounts are compensated on the basis of a percentage of assets under management.

Disclosure of Portfolio Holdings

You had several comments regarding portfolio information provided to third party service providers, including naming those providers and applicable lag times, and how conflicts of interest and confidentiality obligations and trading restrictions are addressed.  In response, in place of the existing second paragraph we will add the following;

In addition to portfolio holdings disclosures made to the public, the Ancora Funds provides portfolio information to third party service providers.  As of the date of this Statement of Additional Information, these persons are limited to the Funds’ Distributor, Unified Financial Securities, Inc. (full portfolio daily, no lag), accounting and transfer agent, Unified Fund Services, Inc. (full portfolio daily, no lag), custodian, U.S. Bank, N.A. (full portfolio daily, no lag), outside counsel, McDonald Hopkins Co., LPA (full portfolio quarterly, 30 day lag), EDGAR filing service, Mutual Shareholder Services (full portfolio quarterly, 45 day lag), independent public accounting firm, Cohen McCurdy, Ltd. (full portfolio semi-annually, 15 day lag), and printer, Evans Printing (full portfolio, semi-annually, 45 day lag).  When authorized by Richard A. Barone, Chairman of the Funds or designated executive officers of the Funds, portfolio holdings information may be given more frequently than as just described to third party Fund service providers.  Also, on occasion the Funds may disclose one or more individual holdings to pricing or valuation services for assistance in considering the valuation of the relevant holdings.  The Funds do not believe that disclosure of portfolio information as described in this paragraph creates any conflict between the interests of Fund shareholders and the interests of the Advisor (or its affiliates).  The entities to whom each Fund provides holdings information, either by explicit agreement or by virtue of their respective duties to each Fund, are required to maintain the confidentiality of the information disclosed and refrain from trading on such information.  Neither the Funds nor the Advisor (nor its affiliates) receives any compensation in connection with disclosure of information to these parties.

These Fund policies and procedures will be reviewed by the Board of Trustees on an annual basis, for adequacy and effectiveness, in connection with the Funds’ compliance program under Rule 38a-1 under the Investment Company Act.  In addition, the Chairman will make a quarterly report to the Board of Trustees regarding compliance with these policies and procedures.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing received by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Fund may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

After we have received your response to this letter, we will file the amended Prospectus and SAI under Rule 497.

Thank you for your attention to this matter.

Very truly yours,

/s/Michael J. Meaney